Exhibit 12.1

WESTAR ENERGY, INC.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

Three Months Ended March 31, 2007
Earnings from continuing operations (a)	$42,211

Fixed Charges:
Interest expense	28,117
Interest on corporate-owned life insurance borrowings	13,865
Interest applicable to rentals	9,674

Total Fixed Charges	51,656

Distributed income of equity investees	—

Earnings (b)	$93,867

Ratio of Earnings to Fixed Charges	1.82

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

(b)	Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.